December 29, 1998
Charles A. Romberg
MPM Technologies, Inc.
222 Mission Ave.
Spokane, WA 99201




Dear Charlie:

During this year, I have decided to discontinue all auditing work. Therefore, I am writing to inform you of my resignation as the independent certified public accountant of MPM Technologies, Inc. effective immediately. There were no disagreements between MPM Technologies and me in regard to auditing procedures or standares, or accounting principles. I have enjoyed working with you and the other individuals involved with your company, and I wish you continued future success.


Sincerely,

/s/Terry Dunne

Terry Dunne, CPA